TAHOE RESOURCES ANNOUNCES SHAREHOLDERS VOTE IN FAVOUR
OF ACQUISITION OF LAKE SHORE GOLD CORP.

VANCOUVER, British Columbia, March 31, 2016 – Tahoe Resources Inc. (TSX: THO, NYSE: TAHO) is pleased to announce that shareholders of Tahoe have voted in favour of the previously announced plan of arrangement (Arrangement), whereby Tahoe will acquire all of the outstanding common shares of Lake Shore Gold Corp.

The issuance of common shares of Tahoe as consideration under the Arrangement was approved by approximately 99.87% of votes cast by Tahoe shareholders at the meeting of Tahoe shareholders held earlier today.

The Arrangement is expected to close on April 1, 2016, subject to applicable regulatory approvals and the satisfaction of other customary conditions.

Contact for further information:
Tahoe Resources Investor Relations
investors@tahoeresources.com
775-448-5800

About Tahoe Resources Inc.
Tahoe’s strategy is to responsibly operate precious metals mines in the Americas and to deliver long-term shareholder value through share price appreciation, shareholder dividends and bottom-line growth. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. Tahoe is listed on the TSX as THO and on the NYSE as TAHO.